FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Fujio Owa
Fujio Owa
Deputy General Manager of
Finance Division

Date: March 30, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Changes in Executive Officers

2.	Management Changes in Subsidiaries

[Translation]

March 30, 2006

To All Persons Concerned

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: 075-604-3500)

Changes in Executive Officers

Kyocera Corporation (President and COO: Makoto Kawamura) announced that the company will change its executive officers as set forth below:

1. Executive Officers to resign (Effective as from March 31, 2006)

Name	Former Title [Former Assignment]
Tetsuo Okada	Senior Executive Officer (President and Representative Director of KYOCERA MITA Corporation)

Takashi Naruko	Executive Officer (General Manager of Jewelry & Application Products Division)

*  Tetsuo Okada will be Vice President and Representative Director of KYOCERA MITA Corporation effective as from April 1, 2006.

*  Takashi Naruko will be assigned to Japan Medical Material Corporation effective as from April 1, 2006.

2. Changes in title of Executive Officer (Effective as from April 1, 2006)

Name	New Title [Assignment]	Former Title [Assignment]
Akiyoshi Okamoto	Managing Executive Officer (General Manager of Shanghai KYOCERA Electronics Co., Ltd.)	Senior Executive Officer (General Manager of Shanghai KYOCERA Electronics Co., Ltd.)

*	Assignment remains the same.

3. Changes in assignment of Executive Officer (Effective as from April 1, 2006)

Name	Title [New Assignment]	Title [Former Assignment]
Yoshihiro Kano	Executive Officer (General Manager of Corporate Development Group)	Executive Officer (Deputy General Manager of Corporate Development Group)

*	Title remains the same.

[Translation]

March 30, 2006

To All Persons Concerned

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: 075-604-3500)

Management Changes in Subsidiaries

On March 30, 2006 at Board of Directors Meetings held by Kyocera Mita Corporation (President: Tetsuo Okada) and Kyocera Mita Japan Corporation (President: Shunji Inoue), as well as an Extraordinary Shareholders Meeting held by Kyocera Mita Japan Corporation, the following management changes were approved.

1. Kyocera Mita Corporation Management Changes (April 1, 2006)

Name	New Title	Former Title
Koji Seki	Chairman, President and Representative Director President and Executive Officer	Chairman of the Board and Representative Director

Tetsuo Okada	Vice President and Representative Director Vice President and Executive Officer	President and Representative Director President and Executive Officer

Katsumi Komaguchi	Vice President and Representative Director Vice President and Executive Officer	Director and Senior Managing Executive Officer

Shunji Inoue	Director and Senior Managing Executive Officer	Director
2. Kyocera Mita Corporation Director Retirement (March 31, 2006)
Name	Former Title
Yasuo Nishiguchi	Advisor and Director

3. Kyocera Mita Japan Corporation Management Changes (April 1, 2006)

Name	New Title	Former Title
Seki Koji	Chairman of the Board and Representative Director	Advisor and Director

Tetsuo Okada	Director	Chairman of the Board and Representative Director

Katsumi Komaguchi	Director (New Appointment)	—

Shunji Inoue remains the President of Kyocera Mita Japan Corporation.